Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K. For additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form 20-F, which includes the consolidated audited financial statements for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026. This discussion and analysis and other parts of this Form 6-K contain forward-looking statements reflecting our current expectations that involve risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those discussed below and identified elsewhere in this Report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a well-established company based in Hong Kong, primarily engaged in trading of luxury watches. We purchase the watches from distributors located in Hong Kong, South America, Europe and Singapore and sell to our customers in Hong Kong. Our customer base mainly comprises distributors and retail sellers within the watch industry. We offer a diverse selection of watch brands, spanning from affordable sports watches to premium international luxury watches. We have expanded into the Web3 ecosystem, with digital assets becoming an additional focus of our future business development. As of June 30, 2026, we held digital assets with a value of US$2.2 million and recognized unrealized losses on digital assets of US$0.9 million and net realized gains on digital assets of US$0.1 million for the six months ended June 30, 2026. We actively monitor our exposure to volatility in the cryptocurrency market.

Our revenue was US$6.1 million, US$4.4 million and US$7.9 million for the six months ended June 30, 2026, 2025, and 2024, respectively. We recorded a net loss of US$0.6 million, US$0.6 million and US$0.2 million for the six months ended June 30, 2026, 2025 and 2024, respectively. Our growth strategy includes strengthening our market share in existing markets, increasing our market presence through expansion into new geographical markets, diversifying our supply network, broadening our product range to include additional luxury brands and other categories. Furthermore, we intend to create new income streams by expanding into the Web3 ecosystem. While pursuing these opportunities, we remain committed to actively monitoring and managing our exposure to the market volatility to ensure long-term value creation.

Factors Affecting Our Results of Operations

The watches trading business is influenced by various factors, including global economic growth, customer consumption patterns, exchange rate fluctuations, and advancements in international logistics and transportation. Furthermore, as we expand into the Web3 ecosystem, our financial performance is increasingly affected by volatility in the digital asset and securities markets and the evolving regulatory environment for digital assets. Our profits are mainly determined by several key factors, including annual sales, gross profit margin, operating cost structure, financing expenses, and changes in the fair value of our digital assets and investment securities.

Our results of operations have been affected in the periods under review, and are expected to continue to be affected, by the following factors relating to our operations:

Customer base and customer mix

Our business growth is heavily reliant on our ability to maintain strong relationships with existing customers while attracting new ones. Our current customer base primarily consists of distributors and retail sellers in the watch industry, with all our products delivered locally in Hong Kong. The luxury watch trading market is highly competitive, with numerous players vying for market share. We face competition from other luxury watch traders, both locally and internationally. Our ability to differentiate ourselves through superior customer service, exclusive product offerings, and competitive pricing is essential to maintaining and growing our market position.

Supplier relations and cost of goods sold

The cost of acquiring luxury watches from suppliers represents a significant component of our overall cost structure. This expense is critical because it directly influences our cost of goods sold, which in turn affects our gross profit margins. To manage this effectively, we depend on maintaining strong and positive relationships with our suppliers. These relationships enable us to negotiate favorable terms, such as better pricing, extended payment terms, and exclusive access to high-quality products, ensuring a steady supply of the luxury watches that our customers demand. Any disruption in these relationships or unfavorable changes in supplier terms could adversely affect our cost of goods sold and, consequently, our gross profit margins.

Maintenance of key personnel

Our success is heavily reliant on the skills, experience, and efforts of our key personnel. The expertise and dedication of our team members are fundamental to driving our business forward, ensuring operational efficiency, and maintaining the high standards our customers expect. The ability to recruit top talent ensures that we can continuously innovate and adapt to changing market conditions. Furthermore, retaining these individuals is essential for maintaining continuity, preserving institutional knowledge, and fostering a stable work environment. This focus on human capital not only supports the execution of our business strategy but also underpins our long-term success and sustainability in the competitive luxury watch market. Attracting and retaining skilled personnel will be critical to executing our business strategy effectively.

Fluctuations in interest rates

We have funded our operations primarily through financing from third-party lender and banks, as well as through the issuance of convertible debts. Interest rates on our convertible debts and borrowings from third-party lender are fixed, whereas our bank borrowings carry floating rates and are therefore subject to interest rate risk. As our business continues to expand, and in the absence of more favorable alternative financing channels, we anticipate that we may need to incur additional bank borrowings in the future. Accordingly, fluctuations in interest rates could increase our borrowing costs and have a material adverse effect on our results of operations and financial condition.

Fluctuations in exchange rates

Our Hong Kong entities conduct their operating activities primarily in Hong Kong Dollars (“HK$”), which is also their functional currency, while certain of our entities incorporated in the Cayman Islands, the British Virgin Islands and Singapore have the United States Dollar (“USD”) as their functional currency. Foreign exchange risk arises from our watch purchases. We buy watches from distributors located in Hong Kong, South America, Europe and Singapore, in each case in the currency specified by the vendor, and sell them to our customers in Hong Kong Dollars. Any fluctuation in exchange rates may result in higher costs of purchases and adversely impact our results of operations.

Apart from our watch trading business, we hold digital assets and investment in equity securities, through the Company and our overseas subsidiaries. Some of these investments and assets are denominated in foreign currencies other than our reporting currency, the USD. Any fluctuations in exchange rates may affect the carrying values of these assets, which could adversely impact our financial position and results of operations.

The volatility of digital asset and securities markets

Since 2025, we have invested in digital assets and equity securities related to the digital assets treasury sector. These investments are measured at fair value, and their valuation is significantly influenced by market conditions in the digital assets treasury sector, as well as the operational performance of these listed companies. Consequently, our operating results may experience significant volatility due to fluctuations in the prices of digital assets and our equity securities. We expect this market volatility to persist in future periods, which may introduce uncertainty into our financial results.

The evolving regulatory environment for digital assets

As we expand into the Web3 ecosystem, our results of operations may be affected by the evolving legal and regulatory frameworks governing digital assets in Hong Kong and other international jurisdictions. Changes in tax laws, anti-money laundering regulations, or specific digital asset licensing requirements could increase our compliance costs or limit our ability to hold or trade certain digital assets, which may in turn affect our financial position and growth strategy.

Impact of Russia’s Invasion of Ukraine, Israel-Hamas War, Israel-Iran War and Related Supply Chain Issues

Russia launched a large-scale invasion of Ukraine on February 24, 2022 and an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place in the Gaza Strip since October 7, 2023. In 2026, tensions between Israel and Iran escalated into another direct military conflict. Israel, United States, and Iran commenced a series of attacks and counterattacks. The extent and duration of the military actions, resulting sanctions and resulting future market disruptions, including volatilities in stock markets, disruption to global supply chain and worsening of global inflation, are impossible to predict, but could be significant. Any such disruptions or resulting actual and threatened responses to such activity, including purchasing and financing restrictions, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may have significant collateral impact on global economy and our business model and revenue stream. Nevertheless, as of the date of this document, since (i) we principally operate in Hong Kong and do not have business presence in Russia, Ukraine and the Middle-East; (ii) our strategic investments in equity securities and digital assets are held by the Company and its subsidiaries in stable jurisdictions such as Singapore and the Cayman Islands; (iii) our watch trading industry has been less dependent on oil, natural resources or global supply chain which have been disrupted by these military actions; and (iv) we actively monitor our investment portfolio to manage exposure to market volatility, there is no material impact on our cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine and the tensions in the Middle-East.

Key Components of Results of Operations

Revenue

We only have one principal revenue stream, which is the trading of luxury watches. Our revenue represents proceeds from trading luxury watches, which are priced at a fixed amount per quantity sold in each transaction. When selling watches to our customers, sales income is recognized at a point in time upon the physical delivery of the watches to the customers. The price offered to customers varies and is influenced by the type of customer, quantity transacted, and the brand and model of the watches. For the six months ended June 30, 2026, 2025 and 2024, our total revenue was US$6.1 million, US$4.4 million and US$7.9 million, respectively.

Cost of revenue

Cost of revenue mainly represents cost of luxury watches sold to the customers and other incremental costs, such as the associated delivery charges we incurred directly in relation to the sales. For the six months ended June 30, 2026, 2025 and 2024, cost of revenue represented approximately 97.7%, 96.0% and 93.2% of our revenue, respectively.

We buy watches from vendors located in Hong Kong, South America, Europe and Singapore. The following table sets forth a breakdown of our purchases from vendors by country for the six months ended June 30, 2026, 2025, and 2024.

	For the six months ended June 30,
	2026	2025	2024
Hong Kong	25.9%	59.1%	79.2%
Croatia	23.6%	2.1%	—%
Argentina	19.3%	18.3%	—%
Switzerland	18.8%	1.9%	6.8%
Uruguay	10.0%	—%	—%
Colombia	2.3%	13.6%	—%
Singapore	0.1%	3.1%	13.3%
Italy	—%	1.9%	0.7%
	100%	100%	100%

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our sales and marketing employees; (ii) warehouse and storage expense; (iii) gift and promotion expense; (iv) advertisement expense; and (v) commission expense. Selling and marketing expenses accounted for 0.9%, 0.9% and 0.4% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) salaries and contributions to retirement benefit schemes for our administration and operation employees; (ii) services fees for audit, company secretary, and other professional services; (iii) rental and related expenses for leasing of our office premises; (iv) insurance expenses; and (v) overseas and domestic business travelling expenses. General and administrative expenses accounted for 17.4%, 15.0% and 7.9% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

Other income (expense), net

The following table sets forth our other income (expense), net, both in absolute amount and as a percentage of total revenue, for the six months ended June 30, 2026, 2025 and 2024:

	For the six months ended June 30,
	2026		2025		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expense)
Interest expense	(241,278)	3.9	(117,354)	2.7	123,924	105.6
Interest income	60,919	1.0	24,245	0.5	36,674	151.3
Unrealized losses on digital assets	(867,554)	14.2	—	—	867,554	100.0
Unrealized gains on investment in equity securities, net	1,263,002	20.6	—	—	1,263,002	100.0
Sundry income (expense), net	114,367	1.9	(1,667)	—	116,034	6,960.6
Total other income (expense), net	329,456	5.4	(94,776)	2.2	424,232	447.6

	For the six months ended June 30,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Other income (expense)
Interest expense	(117,354)	2.7	(144,234)	1.8	(26,880)	(18.6)
Interest income	24,245	0.5	1,442	—	22,803	1,581.3
Sundry income (expense), net	(1,667)	—	3	—	(1,670)	(55,666.7)
Total other income (expense), net	(94,776)	2.2	(142,789)	1.8	(48,013)	(33.6)

Our interest expense primarily consists of interest incurred on bank borrowings, including revolving trade finance and installment loan facilities, interest on third party borrowings, as well as interest on convertible debts. Interest rates for these bank borrowings are determined by a premium over a benchmark interest rate, whereas interest rate for third party borrowings is fixed at 1.25% per annum and the interest rate for convertible debts is fixed at 3% per annum. Interest expense accounted for 3.9%, 2.7% and 1.8% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

Interest income represents (i) interest earned on our cash deposits held in banks; (ii) interest income on the US$1.5 million of our loans receivable that bear interest at an annual rate of 8%; and (iii) interest income of US$1,715 on a USDT loan advanced to a third party, received in the form of digital assets. The remaining balance of our loans receivable, comprising an unsecured revolving loan facility made available to a third party, is interest-free. Interest income accounted for 1.0%, 0.5%, and nil% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

In September 2025, we purchased digital assets consisting of Bitcoin (BTC) and Tether USD (USDT) for investment and treasury diversification purposes. During the six months ended June 30, 2026, we purchased additional USDT for investment and treasury diversification purposes, received USDT from a third party borrowing, and received BTC, XRP and USDT upon enforcement of collateral, and USD Coin (USDC) as interest, under a USDT loan advanced to a third party. The digital assets are remeasured at fair value, and the changes of fair value would be recognized in unrealized losses on digital assets in the unaudited condensed consolidated statement of operations and comprehensive loss. Unrealized losses on digital assets accounted for 14.2%, nil%, and nil% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

Unrealized gains on investment in equity securities, net refer to the fair value change of investment in equity securities. In August 2025, we invested in DV8 Public Company Limited (“DV8”) and made a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”). The investment in equity securities is remeasured at fair value, and the changes of fair value would be recognized in unrealized gains on investment in equity securities, net in the unaudited condensed consolidated statement of operations and comprehensive loss. Unrealized gains on investment in equity securities, net accounted for 20.6%, nil%, and nil% of our total revenue for the six months ended June 30, 2026, 2025 and 2024, respectively.

Sundry income, net was US$114,367 and US$3 for the six months ended June 30, 2026 and 2024, respectively, and sundry expense, net was US$1,667 for the six months ended June 30, 2025. Sundry income, net for the six months ended June 30, 2026 was primarily attributable to net realized gains on digital assets of US$105,767, arising mainly from the conversion of XRP into USDT, and a gain on loan settlement of US$8,869. Sundry expense, net for the six months ended June 30, 2025 was primarily due to a donation made to National Taiwan University in support of its MBA program.

Income tax benefits

We operate principally in Hong Kong and are subject to Hong Kong Profits Tax. Our Singapore subsidiary is subject to Singapore corporate income tax at a rate of 17%, and our entities incorporated in the Cayman Islands and the British Virgin Islands are not subject to income tax in those jurisdictions. Under the two-tiered profits tax rates regime, the first HK$2 million (approximately US$0.3 million) of a company’s assessable profits are charged at a lower profits tax rate of 8.25%, while assessable profits in excess of HK$2 million (approximately US$0.3 million) are charged at the profits tax rate of 16.5%. For the six months ended June 30, 2026, 2025 and 2024, income tax benefits accounted for nil%, 1.2% and 0.5% of our total revenue, respectively.

We did not have any significant unrecognized uncertain tax positions, and we did not incur any interest and penalties related to potential underpaid income taxes for the six months ended June 30, 2026, 2025 and 2024. Our major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, a tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment. In the case of fraud or wilful evasion, the investigation may be extended to cover 10 years of assessment.

Results of Operations

Comparison of six months ended June 30, 2026 and 2025

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2026 and 2025 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the six months ended June 30,
	2026		2025		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	6,122,827	100.0	4,387,569	100.0	1,735,258	39.5
Cost of revenue	(5,982,436)	97.7	(4,212,332)	96.0	1,770,104	42.0
Gross profit	140,391	2.3	175,237	4.0	(34,846)	(19.9)

Operating expenses
Selling and marketing	(54,776)	0.9	(38,863)	0.9	15,913	40.9
General and administrative	(1,063,769)	17.4	(658,888)	15.0	404,881	61.4
Total operating expenses	(1,118,545)	18.3	(697,751)	15.9	420,794	60.3

Loss from operations	(978,154)	16.0	(522,514)	11.9	455,640	87.2

Other income (expense)
Interest expense	(241,278)	3.9	(117,354)	2.7	123,924	105.6
Interest income	60,919	1.0	24,245	0.5	36,674	151.3
Unrealized losses on digital assets	(867,554)	14.2	—	—	867,554	100.0
Unrealized gains on investment in equity securities, net	1,263,002	20.6	—	—	1,263,002	100.0
Sundry income (expense), net	114,367	1.9	(1,667)	—	116,034	6,960.6
Total other income (expense), net	329,456	5.4	(94,776)	2.2	424,232	447.6

Loss before income taxes	(648,698)	10.6	(617,290)	14.1	31,408	5.1
Income tax benefits	—	—	54,143	1.2	(54,143)	(100.0)
Net loss	(648,698)	10.6	(563,147)	12.9	85,551	15.2

Revenue

Total revenue increased by 39.5% from US$4.4 million for the six months ended June 30, 2025 to US$6.1 million for the six months ended June 30, 2026.

The increase in revenue was primarily driven by a 10% increase in sales volume and a 27% increase in the average unit price of our products. Following a challenging 2025, the first half of 2026 has demonstrated an improvement of market conditions. According to data from the Hong Kong Census and Statistics Department, the quantity of retail sales of jewelry, watches, clocks, and valuable gifts in Hong Kong rose by 7.8% during the six months ended June 30, 2026, compared with the same period in 2025. This rebound reflects an improving economic environment, underpinned by rising local incomes and steady growth in inbound tourism. These factors have strengthened consumer confidence and spending, prompting our customers—primarily distributors and retailers—to ease inventory caution and place larger orders with us.

The increase in average unit price was primarily driven by shifts in the product sales mix during the period. Sales volumes in the mid-to-high-end segment (unit price above US$2,000) rose from 588 units, representing 32% of total sales volumes in the six months ended June 30, 2025, to 781 units, accounting for 39% of total sales volumes in the same period of 2026. In addition, we sold five collector-grade timepieces (unit price above US$100,000) during the current period, compared with none in the six months ended June 30, 2025.

Cost of revenue

The cost of revenue increased by approximately US$1.8 million, or 42.0%, from approximately US$4.2 million for the six months ended June 30, 2025, to US$6.0 million for the six months ended June 30, 2026. This increase was attributable to higher watch sales during the period, as well as the material purchase costs associated with collector-grade timepieces.

Gross profit

Our gross profit decreased by US$34,846 or 19.9%, from approximately US$175,237 for the six months ended June 30, 2025 to approximately US$140,391 for the six months ended June 30, 2026. The total gross profit margin for the six months ended June 30, 2026, was approximately 2.3%, compared to approximately 4.0% for the six months ended June 30, 2025.

For the six months ended June 30, 2026 and 2025, approximately 83% and 55% of our watch purchase were settled in Swiss Franc (“CHF”), respectively. The appreciation of the average CHF/HKD exchange rate from 9.06 for the six months ended June 30, 2025 to 9.95 for the six months ended June 30, 2026 led to an increase in purchase costs settled in CHF. As a result, the increase in purchase costs more than offset the benefit from the higher average selling price, resulting in a decrease in gross profit margin during the six months ended June 30, 2026.

Operating expenses

Selling and marketing expenses increased to US$54,776 for the six months ended June 30, 2026, from US$38,863 for the six months ended June 30, 2025. The increase was primarily attributable to an increase of US$15,848 in sales team staff costs, driven by the onboarding of a new sales employee in April 2025. As a result, the employee’s salary was recognized for only three months during the six months ended June 30, 2025, whereas a full six-month salary expense was recognized in the six months ended June 30, 2026.

General and administrative expenses increased by US$0.4 million to US$1.1 million for the six months ended June 30, 2026, compared to US$0.7 million for the six months ended June 30, 2025. The increase was primarily due to (i) an increase in professional fees of US$0.4 million for audit fee, investor relations and internal control advisory services; (ii) an increase in rental expense of US$76,523 resulting from a monthly rent increase implemented by the landlord effective August 2025; which was partially offset by (iii) a decrease in expected credit loss of US$43,276 related to the loans receivables as of June 30, 2026; and (iv) a decrease in staff costs of US$36,286, due to the departure of an administrative staff in March 2025. The employee’s salary was recorded for only three months during the six months ended June 30, 2025, whereas no corresponding salary expense was recognized in the six months ended June 30, 2026.

Other income (expense), net

Other income improved significantly, shifting from a net other expense of US$0.1 million for the six months ended June 30, 2025 to a net other income of US$0.3 million for the six months ended June 30, 2026. It was mainly due to (i) net unrealized gains on investment in equity securities of US$1.3 million, resulting from the gains from the investment in the Asia Strategy Partners LLC portfolio, partially offset by an unrealized loss of DV8 Public Company Limited during the six months ended June 30, 2026; (ii) an increase of sundry income, net by US$0.1 million mainly due to the net realized investment income in trading digital assets during the six months ended June 30, 2026; (iii) an increase of interest income of US$36,674, derived from the recognition of a full six-months of interest income related to the US$1.5 million loan provided to third parties in April 2025. The increase was partially offset by (iv) the unrealized losses on digital asset of US$0.9 million, arising from the decrease in fair value of the BTC and USDT held as of June 30, 2026; and (v) an increase of interest expense of US$0.1 million, mainly due to the interest expense related to the convertible debts issued in October 2025.

Loss before income taxes

We had a loss before income taxes of US$648,698 and US$617,290 for the six months ended June 30, 2026 and 2025, respectively. The increase in loss before income taxes was primarily driven by an increase in operating expenses of US$420,794 and a decrease in gross profit of US$34,846, substantially offset by the change from a net other expense of US$94,776 to a net other income of US$329,456.

Income tax benefits

Income tax benefit was nil and US$54,143 for the six months ended June 30, 2026 and 2025, respectively. Because we incurred losses in both periods, income tax is presented as a net tax benefit, and our effective tax rate is calculated as the income tax benefit divided by loss before income tax. On this basis, our effective tax rate was 0.0% for the six months ended June 30, 2026 and 8.8% for the six months ended June 30, 2025.

During the six months ended June 30, 2026, we recognized US$1.9 million in non-taxable income, primarily representing unrealized gains on equity securities arising from our investment in ASP LLC. In the same period, we incurred US$2.2 million in non-deductible expenses, consisting mainly of (i) unrealized losses on digital assets, (ii) unrealized losses on our investment in DV8; and (iii) professional fees and other expenses incurred by foreign entities that could not be carried forward to offset profits in subsequent periods. Furthermore, as of June 30, 2026, we recorded a full valuation allowance of US$331,449 against our total deferred tax assets because we did not expect to generate sufficient future taxable profits to utilize those deferred tax assets. Our Hong Kong net operating losses available for carry forward amounted to US$880,735 as of June 30, 2026 and may be carried forward without expiry. As a result, our effective tax rate was nil for the six months ended June 30, 2026.

Net loss

As a result of the foregoing factors, net loss increased by US$85,551, or 15.2%, from US$563,147 for the six months ended June 30, 2025 to US$648,698 for the six months ended June 30, 2026.

Comparison of six months ended June 30, 2025 and 2024

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the six months ended June 30, 2025 and 2024 as indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

	For the six months ended June 30,
	2025		2024		Variances
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenue	4,387,569	100.0	7,925,428	100.0	(3,537,859)	(44.6)
Cost of revenue	(4,212,332)	96.0	(7,384,144)	93.2	(3,171,812)	(43.0)
Gross profit	175,237	4.0	541,284	6.8	(366,047)	(67.6)

Operating expenses
Selling and marketing	(38,863)	0.9	(33,445)	0.4	5,418	16.2
General and administrative	(658,888)	15.0	(626,536)	7.9	32,352	5.2
Total operating expenses	(697,751)	15.9	(659,981)	8.3	37,770	5.7

Loss from operations	(522,514)	11.9	(118,697)	1.5	403,817	340.2

Other income (expense)
Interest expense	(117,354)	2.7	(144,234)	1.8	(26,880)	(18.6)
Interest income	24,245	0.5	1,442	—	22,803	1,581.3
Sundry income (expense), net	(1,667)	—	3	—	(1,670)	(55,666.7)
Total other income (expense), net	(94,776)	2.2	(142,789)	1.8	(48,013)	(33.6)

Loss before income taxes	(617,290)	14.1	(261,486)	3.3	355,804	136.1
Income tax benefits	54,143	1.2	43,363	0.5	10,780	24.9
Net loss	(563,147)	12.9	(218,123)	2.8	345,024	158.2

Revenue

Total revenue decreased by 44.6% from US$7.9 million for the six months ended June 30, 2024 to US$4.4 million for the six months ended June 30, 2025.

The decrease in revenue was primarily driven by a 5% reduction in sales volume and a 42% decrease in the average unit price of our products. The drop in sales volume corresponded with the overall trend in consumer spending on luxury watches in Hong Kong, which has been significantly impacted by broader economic challenges in China. These economic difficulties have led to a general reduction in consumer spending on luxury goods. According to data from the Hong Kong Census and Statistics Department, the quantity of retail sales of jewelry, watches, clocks, and valuable gifts in Hong Kong decreased by 9.6% during the six months ended June 30, 2025, compared to the six months ended June 30, 2024. This downturn caused our customers, primarily distributors and retail sellers, to become more cautious in maintaining their stock levels, resulting in reduced purchases from us.

The decline in the average unit price is primarily attributable to adjustments in the product sales mix this year. The sales volume of lower-priced watches (those with a unit price of less than US$1,280 per piece) increased by 608 units, and their share of total sales volume rose from 10% for the six months ended June 30, 2024 to 44% for the six months ended June 30, 2025. Conversely, sales of other mid-range and high-end watches decreased during the current period.

Cost of revenue

The cost of revenue decreased by approximately US$3.2 million, or 43.0%, from approximately US$7.4 million for the six months ended June 30, 2024, to US$4.2 million for the six months ended June 30, 2025. This decrease was mainly due to the reduction in watch sales.

Gross profit

Our gross profit decreased by US$0.3 million or 67.6%, from approximately US$0.5 million for the six months ended June 30, 2024 to approximately US$0.2 million for the six months ended June 30, 2025. The total gross profit margin for the six months ended June 30, 2025, was approximately 4.0%, compared to approximately 6.8% for the six months ended June 30, 2024.

For the six months ended June 30, 2025 and 2024, around 55% and 39% of our watch purchase were settled in Swiss Franc (“CHF”), respectively. The appreciation of the average CHF/HKD exchange rate from 8.79 for the six months ended June 30, 2024 to 9.06 for the six months ended June 30, 2025 led to an increase in purchase costs. As a result, the gross profit ratio decreased during the six months ended June 30, 2025.

Operating expenses

Selling and marketing expenses increased to US$38,863 for the six months ended June 30, 2025, from US$33,445 for the six months ended June 30, 2024. The slight increase was primarily due to a US$4,128 rise in sales team staff costs. This increase was driven by higher salaries aimed at retaining talent during the six months ended June 30, 2025.

General and administrative expenses increased by US$32,352 to US$658,888 for the six months ended June 30, 2025, compared to US$626,536 for the six months ended June 30, 2024. The increase was primarily due to (i) an increase in professional fees of US$56,693 for investor relations and internal control advisory services; (ii) an increase in expected credit loss of US$52,007 related to loans receivable; (iii) an increase in staff costs of US$44,464, resulting from remuneration paid to independent directors and general salary adjustments to retain talented staff; which was partially offset by (iv) a decrease in audit fees paid to our US auditor of approximately US$0.1 million.

Other income (expense), net

Other expenses decreased by US$48,013 from US$142,789 for the six months ended June 30, 2024 to US$94,776 for the six months ended June 30, 2025. The decrease was mainly driven by a reduction in interest expenses. We had installment loan facility and trade financing loan facility from banks, with variable interest rates based on a benchmark interest rate plus a premium. The benchmark interest rate decreased in the six months ended June 30, 2025, which led to a decrease in interest expense by US$26,880. Additionally, interest income increased by US$22,803, driven by the higher average cash balance for the six months ended June 30, 2025.

Loss before income taxes

We had a loss before income taxes of US$0.6 million and US$0.3 million for the six months ended June 30, 2025 and 2024, respectively. The change in loss before income taxes was primarily driven by a decrease in revenue and gross profit.

Income tax benefits

Income tax benefits were US$43,363 for the six months ended June 30, 2024 and US$54,143 for the six months ended June 30, 2025. The increase in income tax benefits largely reflected the increase in loss before income tax expense between the two periods.

Because we incurred losses in both periods, income tax is presented as a net tax benefit, and our effective tax rate is calculated as the income tax benefit divided by loss before income tax. On this basis, our effective tax rate decreased from 16.6% for the six months ended June 30, 2024 to 8.8% for the six months ended June 30, 2025. The decrease in the effective tax rate primarily resulted from an increase in non-deductible expenses incurred by our holding company, which reduced the amount of losses available to generate tax benefits and therefore reduced the tax benefit relative to the loss before income tax.

Net loss

As a result of the foregoing factors, net loss increased from US$0.2 million for the six months ended June 30, 2024 to US$0.6 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We recorded net cash inflow in operating activities of US$0.1 million and US$1.0 million for the six months ended June 30, 2026 and 2024, respectively, and net cash outflow in operating activities of US$3.0 million for the six months ended June 30, 2025. Our net loss was US$0.6 million, US$0.6 million and US$0.2 million for the six months ended June 30, 2026, 2025 and 2024.

As of June 30, 2026, we had positive working capital of US$27.2 million, and US$1.3 million in cash and cash equivalents. As of December 31, 2025, we had positive working capital of US$27.2 million, and US$1.5 million in cash and cash equivalents. We believe that our current cash and cash equivalents will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months from the date on which these unaudited condensed consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2026, 2025 and 2024 as indicated.

	For the six months ended June 30,
	2026	2025	2024
	US$	US$	US$
Net cash provided by (used in) operating activities	80,549	(3,002,015)	1,049,118
Net cash provided by (used in) investing activities	438,246	(2,835,460)	—
Net cash (used in) provided by financing activities	(662,652)	8,863,668	(510,033)
Exchange rate changes on cash and cash equivalents	(6,474)	(76,448)	1,242
Net (decrease) increase in cash and cash equivalents, and restricted cash	(150,331)	2,949,745	540,327
Cash and cash equivalents, and restricted cash, beginning of the period	1,464,381	3,020,683	1,497,894
Cash and cash equivalents, and restricted cash, end of the period	1,314,050	5,970,428	2,038,221

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2026 was US$80,549, as compared to the net loss of US$0.6 million. The difference was primarily attributable to (i) a decrease of US$3.6 million in inventories, primarily reflecting higher sales volume in the six months ended June 30, 2026, which resulted in a lower ending inventory balance; (ii) non-cash adjustments of approximately US$0.3 million, largely consisting of US$0.9 million in unrealized losses on digital assets, US$0.6 million in operating expenses paid with digital assets, US$0.1 million in amortization of operating lease right-of-use asset and US$0.1 million in write-downs of inventories, partially offset by US$1.3 million in net unrealized gains on investment in equity securities and US$0.1 million net realized gains on digital assets. The inflow was partially offset by (iii) a decrease of US$2.7 million in accounts payable, primarily due to reduced procurement activity during the current period and the active settlement of the accounts payable balance outstanding during the six months ended June 30, 2026; (iv) an increase of US$0.3 million in deposits and other current assets, mainly driven by more trade deposits paid for securing the upcoming orders.

Net cash used in operating activities for the six months ended June 30, 2025 was US$3.0 million, as compared to the net loss of US$0.6 million. The difference was primarily attributable to (i) an increase of US$0.9 million in prepaid expenses, attributable to higher professional fees related to compliance and internal control advisory services during the period; (ii) an increase of US$0.4 million in deposits and other current assets due to the increase in trade deposits for securing the upcoming orders; and (iii) an increase of US$1.2 million in inventories due to lower sales volume in the six months ended June 30, 2025, which resulted in a higher ending inventory balance.

Net cash provided by operating activities for the six months ended June 30, 2024 was US$1.0 million, as compared to the net loss of US$0.2 million. The difference was primarily attributable to (i) a decrease of US$0.7 million in inventories because we intentionally reduced our inventory holdings, which was driven by our anticipation of a decrease in sales during the second half year of 2024 due to the overall economic downturn and the declining trend in consumer spending on luxury watches in Hong Kong; (ii) a decrease of US$0.5 million in deposits and other current assets, driven by less trade deposit paid for securing the upcoming orders; and (iii) a decrease of US$0.1 million in accounts receivable, mainly because we had less sales conducted near the period end June 30, 2024.

Investing activities

Net cash provided by investing activities for the six months ended June 30, 2026 was US$0.4 million. This was primarily due to (i) proceeds of US$0.6 million from the disposal of digital assets; partially offset by (ii) US$0.1 million invested in digital assets for investment and treasury diversification purposes; (iii) US$88,065 advances of loans receivable; and (iv) payment of US$262 for the purchase of property and equipment during the period.

Net cash used in investing activities for the six months ended June 30, 2025 was US$2.8 million. This reflected US$2.8 million advances of loans receivable and payment of US$4,800 for the purchase of property and equipment during the period.

Financing activities

Net cash used in financing activities for the six months ended June 30, 2026 was US$0.7 million. This was primarily due to net repayments of banking facilities of US$0.7 million for the six months ended June 30, 2026. In addition, in February 2026, we obtained a three-year third party borrowing of US$1.3 million, which was disbursed in USDT and is therefore presented as a non-cash financing activity.

Net cash provided by financing activities for the six months ended June 30, 2025 was US$8.9 million. This was primarily due to (i) US$9.3 million cash proceeds from the issuance of ordinary shares pursuant to IPO; which was offset by (ii) US$0.5 million in payments for deferred IPO costs; and (iii) net drawdowns from banking facilities of US$72,379 for the six months ended June 30, 2025.

Net cash used in financing activities for the six months ended June 30, 2024 was US$0.5 million. This was primarily due to (i) net repayments of bank borrowings of US$1.3 million during the six months ended June 30, 2024; (ii) US$1.1 million advances obtained from a related party; and (iii) US$0.3 million payments of deferred IPO costs.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

The functional currency of our Hong Kong entities is HK$ and the functional currency of our entities in the Cayman Islands, B.V.I, and Singapore is US$. The accompanying unaudited condensed consolidated financial statements are presented in US$. Our sales, operation activities and assets and liabilities are predominately denominated in the functional currency. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, we buy watches from distributors located in Hong Kong, South America, Europe and Singapore, primarily using HK$ and CHF, and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the six months ended June 30, 2026, we had US$3.3 million purchases denominated in CHF. We estimate that any appreciation of CHF against HK$ in the future would result in an increase in our cost of purchases, and vice versa. If we cannot pass these increased costs on to our customers, it would negatively impact our gross profit margin and net income. Based on the same purchase volume as in the six months ended June 30, 2026, our costs related to purchases denominated in CHF would increase by US$33,191 if there is a 1% appreciation of CHF against HK$. Conversely, our costs would decrease by US$33,191 if there is a 1% depreciation of CHF against HK$.

Concentration and credit risks

Financial instruments that potentially subject us to the credit risks consist of cash and cash equivalents, accounts receivable, loans receivable, investment in equity securities, amount due from a related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash and cash equivalents and restricted cash with reputable banks located in Hong Kong and Taiwan and with a third-party qualified custodian. As of June 30, 2026 and December 31, 2025, US$0.7 million and US$1.5 million, respectively, were deposited with banks in Hong Kong. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount HK$800,000 (equivalent to US$102,015) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. As of June 30, 2026 and December 31, 2025, US$0.2 million and US$nil were deposited with a bank in Taiwan, respectively. Balances maintained with banks in Taiwan are insured under the Deposit Insurance Scheme administered by the Central Deposit Insurance Corporation (CDIC) for a maximum amount of NT$3,000,000 (equivalent to approximately US$94,000) per depositor at each participating bank, whilst the balances maintained by us may at times exceed the insured limits. Funds held on custodian platforms are not covered by any equivalent deposit protection scheme. As of June 30, 2026 and December 31, 2025, US$0.4 million and US$nil were deposited with a third-party qualified custodian, respectively. These balances are not subject to any deposit insurance or equivalent protection scheme. We have not experienced any losses in these bank accounts and we believe that we are not exposed to any significant credit risk on cash and cash equivalents and restricted cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable, loans receivable and other current assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2026 and December 31, 2025, the balances of allowance for expected credit losses against these balances were US$93,475 and US$90,851, respectively.

For the six months ended June 30, 2026, 2025 and 2024, our watch trading operations and related assets were located in Hong Kong, while our digital assets and investments in equity securities were held through our entities incorporated in Singapore and the Cayman Islands. At the same time, we consider that we were exposed to the following concentrations of risk:

(a) Major customers

For the six months ended June 30, 2026, only one customer accounted for 10% or more of our revenue. Revenue from this customer accounted for 19% of our total revenue for that period.

For the six months ended June 30, 2025, three customers accounted for 10% or more of our revenue. Revenue from these three customers accounted for 22%, 12% and 10% of our total revenue for that period, respectively.

For the six months ended June 30, 2024, two customers accounted for 10% or more of our revenue. Revenue from these two customers accounted for 25% and 14% of our total revenue for that period, respectively.

	Six months ended June 30, 2026		As of June 30, 2026
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer A	1,175,872	19%	2,790
Total	1,175,872	19%	2,790

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer A	947,824	22%	—
Customer B	509,600	12%	—
Customer C	444,210	10%	3,522
Total	1,901,634	44%	3,522

	Six months ended June 30, 2024		As of June 30, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	US$		US$
Customer B	1,944,592	25%	—
Customer A	1,095,823	14%	—
Total	3,040,415	39%	—

As of June 30, 2026, there were three customers whose receivables accounted for 10% or more of our total balances of accounts receivable and they accounted for 53%, 32% and 12% of the total balances of accounts receivable, respectively.

As of December 31, 2025, there was one customer whose receivables accounted for 10% or more of our total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivable.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the six months ended June 30, 2026, four vendors accounted for 10% or more of our total purchase. Total purchase from these four vendors accounted for 24%, 19%, 15% and 10% of our total purchase for that period, respectively.

For the six months ended June 30, 2025, three vendors accounted for 10% or more of our total purchase. Total purchase from these three vendors accounted for 22%,18% and 16% of our total purchase for that period, respectively.

For the six months ended June 30, 2024, four vendors accounted for 10% or more of our total purchase. Total purchase from these four vendors accounted for 29%, 19%, 18% and 13% of our total purchase for that period, respectively.

	Six months ended June 30, 2026		As of June 30, 2026
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor A	946,549	24%	—
Vendor B	772,737	19%	—
Vendor C	601,700	15%	—
Vendor D	400,936	10%	—
Total:	2,721,922	68%	—

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor E	1,165,468	22%	—
Vendor B	984,940	18%	—
Vendor F	840,968	16%	—
Total	2,991,376	56%	—

	Six months ended June 30, 2024		As of June 30, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable
	US$		US$
Vendor E	1,942,365	29%	—
Vendor F	1,240,184	19%	—
Vendor G	1,209,550	18%	—
Vendor H	884,630	13%	244,380
Total	5,276,729	79%	244,380

As of June 30, 2026, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 91% of the total balance of accounts payable.

As of December 31, 2025, there was one vendor whose payables accounted for 10% or more of our total balances of accounts payable and it accounted for 98% of the total balance of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits in question, we consider the related interest rate risk not material. On the other hand, as of June 30, 2026, we had outstanding bank borrowings of US$3.5 million. We estimate that a 1% increase in HIBOR against bank borrowings outstanding as of June 30, 2026 would result in an increase in interest expense of US$34,718 per annum whilst we estimate that a 1% decrease in HIBOR against bank loans outstanding on June 30, 2026 would result in a decrease in interest expense of US$34,718 per annum. We have not used any instruments or derivatives to manage or hedge our interest rate risk exposure.

Price risk

As of June 30, 2026, we held investments in equity securities with an aggregate carrying value of approximately US$22.4 million, comprising our investment in DV8 and our portfolio investment managed by Asia Strategy Partners LLC. These investments are measured at fair value, with changes in fair value recognized in our unaudited condensed consolidated statements of operations and comprehensive loss. We estimate that a 10% adverse movement in the fair value of these investments would result in a pre-tax loss of approximately US$2.2 million, and a favorable movement of the same magnitude would result in a corresponding pre-tax gain. We do not currently use derivative instruments to hedge our equity price exposure.

As of June 30, 2026, we held 30 Bitcoins with an aggregate carrying value of US$1.8 million, together with USDT and USDC with an aggregate carrying value of US$0.5 million. All of our Bitcoins were pledged as collateral to secure a third party borrowing and are presented as restricted digital assets. Our digital assets are measured at fair value in accordance with ASC 350-60, with changes in fair value recognized in our unaudited condensed consolidated statements of operations and comprehensive loss. We estimate that a 10% adverse movement in the fair value of our Bitcoins would result in a pre-tax loss of approximately US$0.2 million, and a favorable movement of the same magnitude would result in a corresponding pre-tax gain. We monitor our digital asset exposure on an ongoing basis and have not entered into derivative arrangements to hedge that exposure.

Research and Development, Patents and Licenses, etc.

We have not historically incurred significant expenditures on research and development activities, and we do not currently have any material research and development programs. Our business is primarily focused on the trading of watches and related activities, and our business does not depend materially on research and development activities, patents or licenses.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

The following table summarizes our contractual obligations as of June 30, 2026:

Contractual obligations	Less than 1 year	Between 1 – 2 years	Over 2 years	Total
	US$	US$	US$	US$
Bank borrowings	773,742	368,390	3,223,415	4,365,547
Third party borrowing	16,759	16,759	1,353,208	1,386,726
Convertible debts	300,000	300,000	10,087,123	10,687,123
Total	1,090,501	685,149	14,663,746	16,439,396

In addition, we entered into agreements with certain investors to issue convertible debt with an aggregate principal amount of US$10.0 million, and the transaction closed on October 13, 2025. The convertible debt bears interest at 3.0% per annum, payable annually, and matures three years from October 13, 2025. The holders may convert the convertible debt into our ordinary shares at an initial conversion price of US$4.64 per share at any time commencing six months after the issuance date and ending on the tenth trading day immediately preceding the maturity date. We may also redeem all or a portion of the outstanding convertible debt in cash at an amount equal to the principal amount redeemed plus accrued and unpaid interest.

The principal amounts of our bank borrowings, third party borrowing and convertible debts as of June 30, 2026 have been fully recognized as liabilities and disclosed in Notes 15, 16 and 17 in the unaudited condensed consolidated financial statements. The amounts in the table above include future contractual interest payments on an undiscounted basis. The rental fee for the office lease was fully paid at the commencement of the lease term, and there were no future lease commitments as of June 30, 2026. Accordingly, we have no material unrecognized financial, capital or operating commitments as of the reporting date.

As of June 30, 2026 and December 31, 2025, we were not a party to any legal or administrative proceedings, and there were no legal or regulatory proceedings, either individually or in the aggregate, that could reasonably foreseeably result or could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this Form 6-K, we did not have any loss contingencies which are required to be recognized or disclosed in our unaudited condensed consolidated financial statements.

Seasonality

Our business is not materially affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events for the six months ended June 30, 2026, that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Hong Kong Census and Statistics Department, Hong Kong’s core inflation rate remained stable at 1.7% for each of the six months ended June 30, 2026, 2025 and 2024. Although we have not been significantly affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Management has determined that there are no critical accounting estimates.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the unaudited condensed consolidated financial statements, “Recent accounting pronouncements”.